

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

Via E-mail
James Chen
Chief Financial Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District, Beijing 102206

> **Re:** **Origin Agritech Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2011**
> **Filed January 20, 2012**
> **File No. 000-51576**

Dear Mr. Chen:

We have reviewed your response dated September 14, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended September 30, 2011

Item 5. Operating and Financial Review and Prospects, page 48

Critical Accounting Policies, page 54

1. While you provide disclosures with regard to goodwill impairment on page 10 of your Form 20-F, we believe that you should revise your future filings to provide a discussion of the percentage by which fair value exceeds carrying value for your remaining goodwill. Such a discussion should provide a description of key assumptions underlying your determination of fair value as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your impairment test. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

2. Based on your response to our prior comment 1, it appears that your disclosures should also be supplemented with a sensitivity analysis and a related discussion that addresses the potential outcomes of your impairment testing using various assumptions.

Write-down of Inventory, page 55

3. While you provide a general description of the risks that you could suffer additional inventory write downs on page 8 of your Form 20-F, we believe that you should revise your future filings to provide a description of the key assumptions underlying your determination of inventory amounts as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your analysis. For guidance, please refer to Item 303(a)(3) of Regulation S-K. In particular, we note you recognized significant write downs for each of the years presented. In this regard, if you expect to incur material inventory write downs on a yearly basis, please clearly disclose this expectation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief